As filed with the Securities and Exchange Commission on August 20, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of August 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

MTG

MODERN TIMES GROUP

It is with great sadness that MTG AB announces that the Founder and Chairman of the company, Mr. Jan Hugo Stenbeck, has passed away at the age of 59 years old.

Mr. Stenbeck suffered a heart attack at the American Hospital in Paris on Monday night after a brief illness.

Mr. Stenbeck was also the Founder and Chairman of Invik & Co. AB, MTG AB, Metro International S.A., Millicom International S.A., Transcom WorldWide S.A. and was the Chairman of Industriförvaltnings AB Kinnevik.

Stockholm August 20, 2002

MODERN TIMES GROUP MTG AB
Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden
Tel. +46-8-562 000 50. Fax +46-8-20 50 74. (Publ) Registration no. 556309-9158
www.mtg.se

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB

By: ______________________

Name: Hans-Holger Albrecht
Title: CEO and Executive President of Modern Times Group MTG AB

Date: August 20,2002